Exhibit 99

Press release


SIMPLE TEST FOR COLORECTAL CANCER COULD IMPROVE EARLY DETECTION

         Test also showing promise in detecting lung and breast cancers

Washington, D.C. (July 14, 2003) - A new test for colorectal cancer detects over half of all early-stage cancers, according to research presented this week at the 94th Annual Meeting of the American Association for Cancer Research (AACR). The new test, called ColorectAlert(TM), can be done at a routine doctor visit to detect a disease that killed over 56,000 Americans in 2002. Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI) is developing the test for colorectal, lung and breast cancer.

"Early-stage colorectal cancers are the most difficult to detect but are the most important, because we know that when colorectal cancer is detected early it is curable more than 90 per cent of the time," said Dr. Norman Marcon, gastroenterologist at St. Michael's Hospital in Toronto and principal investigator for the ColorectAlert clinical studies.

"Colonoscopy is the gold standard for diagnosing colorectal cancer, but it is too costly and invasive to be a routine screening test. ColorectAlert has an opportunity to become an important gatekeeper test that stratifies the population into low-risk and higher-risk groups and enable us to make better use of tools like colonoscopy by focusing those resources on patients who are at higher risk and who need more sophisticated procedures," said Dr. Marcon.

The ColorectAlert test is performed on a sample of rectal mucus taken by a digital rectal exam during a routine doctor visit. The sample is sent to a lab where it is treated with a series of chemicals that produce a color-change reaction identifying a cancer-associated sugar. The color change is read by a spectrophotometer to provide a numeric result. Higher ColorectAlert values are associated with greater incidence of colorectal cancer.
"ColorectAlert is targeted for use in large-scale screening programs because it is simple, painless and inexpensive," said Dr. Brent Norton, President and CEO of IMI. "Compliance with screening tests is a recognized problem when people have to remember to perform the test themselves, as is often the case. For ColorectAlert, the sample is taken by the doctor in a few seconds. This simplicity, combined with the test's performance in detecting early-stage cancers, is what makes it a strong candidate to become a front-line test for screening large populations."


Study results
The clinical study results presented at the AACR meeting included data from three studies totaling 1,787 subjects tested at St. Michael's Hospital in Toronto. ColorectAlert detected 54 per cent of early-stage colorectal cancers and 49 per cent of all cancers. Subjects who had a positive ColorectAlert test were 3.5 times more likely to have cancer than subjects who had a negative test result.

An important finding in the study was the powerful effect of combining two screening tests - ColorectAlert and fecal occult blood test, which is widely available. Among subjects who had negative results from both tests, fewer than one per cent had cancer, while 24 per cent of people who had positive results from both tests were shown by colonoscopy to have cancer.


Lung and breast cancer
Two additional presentations at the AACR meeting demonstrated the potential for the mucus-based screening test to be expanded to lung and breast cancer, which along with colorectal cancer are the three most deadly cancers in North America. The lung cancer presentation showed that LungAlert, IMI's early-detection test for lung cancer using a sputum sample, detected 53 per cent of lung cancers in a population that included smokers.

"More than 85 per cent of lung cancers occur in current and former smokers," said Dr. John Miller, Head of Thoracic Surgery at McMaster University and co-lead investigator of the study with Dr. Gerard Cox. "Because no other options currently exist to screen for early-stage lung cancer, we are very encouraged by the results we have seen in this and earlier studies with LungAlert."

The breast cancer study was conducted at The University of Texas M. D. Anderson Cancer Center in Houston using IMI's mucus-based cancer-detection test on samples of nipple aspirate fluid from cancerous and healthy breasts. In the 32 samples examined in the pilot study, the test showed a correlation between IMI's target marker and early-stage breast cancer.

"Most breast cancers originate in the breast ducts, which is where nipple aspirate fluid comes from, so it's a logical sample to target," said Dr. Anees Chagpar, Breast Surgical Oncology Fellow at M. D. Anderson. "The early results we have seen are promising, in part because all of the subjects in the study had early-stage breast cancer."


About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's web site at www.imimedical.com.


This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.


For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com